Exhibit 5.1

Lovells LLP
Atlantic House
Holborn Viaduct
London EC1A 2FG
T +44 (0) 20 7296 2000
F +44 (0) 20 7296 2001 LDE 57
26 September 2008

Direct line +44 (0) 20 7296 2142	Our ref C1KK/2017997.3
louise.whitewright@lovells.com	Matter ref 001BB/57822
Barclays PLC
1 Churchill Place
Canary Wharf
London E14 5HP
Dear Sirs
1.	We have acted as English solicitors to Barclays PLC (“Barclays”) in connection with the registration under the US Securities Act of 1933, as amended (the “Securities Act”), of 87,250,000 ordinary shares of £0.25 each of Barclays (the “Securities”) in connection with:
(a)	the grant of options under the Barclays PLC Approved and Unapproved Incentive Share Option Plans ( “Approved ISOP” and “Unapproved ISOP”) and the Barclays PLC Renewed 1986 Executive Share Option Scheme (“ESOS”); and

(b)	the making of awards under the Barclays PLC Executive Share Award Scheme (“ESAS”), the Barclays PLC Performance Share Plan (“PSP”), the Barclays Group Incentive Share Plan (“ISP”) and the Barclays Group Special Award Performance Share Plan (“SAPSP”).
Scope of Opinion
2.	This opinion is limited to English law in force at the date hereof as applied by the English courts and is given on the basis that it will be governed by and construed in accordance with English law. We have made no investigation of the laws of any jurisdiction other than England and no opinion is expressed, or is to be implied, as to the laws of any such other jurisdiction, including in particular the laws of the State of New York and the Federal laws of the United States of America.
Documents Examined
3.	For the purposes of this opinion, we have examined the documents listed in the Schedule to this letter.
Searches
4.	We carried out an on-line search through the Companies House Direct Service on 26 September 2008 timed at 10.00 am of information available for inspection about Barclays, which revealed no order or resolution to wind up Barclays and no notice of the

Lovells LLP is a limited liability partnership registered in England and Wales with registered number OC323639 and is regulated by the Solicitors Regulation Authority of England and Wales. Registered office and principal place of business: Atlantic House, Holborn Viaduct, London EC1A 2FG.
The word “partner” is used to refer to a member of Lovells LLP, or an employee or consultant with equivalent standing and qualifications. A list of the members of Lovells LLP and of the non-members who are designated as partners, and of their respective professional qualifications, is open to inspection at the above address.
Lovells LLP and its affiliated businesses have offices in: Alicante Amsterdam Beijing Brussels Chicago Dubai Dusseldorf Frankfurt Hamburg Ho Chi Minh City Hong Kong London Madrid Milan Moscow Munich New York Paris Prague Rome Shanghai Singapore Tokyo Warsaw Associated offices: Budapest Zagreb

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appointment of an administrator or receiver. We made a telephone enquiry to the Companies Court in London at about 12.14 pm on 26 September 2008 and were told there were no entries against Barclays on the registers of administration and winding up petitions.
Opinion
5.	Subject as mentioned herein, we are of the opinion that:
(a)	Barclays is a public limited company duly incorporated and validly existing under the laws of England;

(b)	subject to and upon (i) the options under Approved ISOP, Unapproved ISOP, and ESOS being duly exercised and the Securities being duly allotted and issued by Barclays to participants in the relevant plans and (ii) the Securities being transferred to participants in ESAS by the trustee of the Barclays Group (ESAS) Employees’ Benefit Trust and to participants in PSP, ISP and SAPSP by the Barclays Group (PSP) Employees’ Benefit Trust, the Securities will be legally and validly issued and fully paid and not subject to calls for additional payments of any kind.
Assumptions
6.	In this opinion letter, we have assumed that:
(a)	Barclays has not passed a resolution for its winding-up and no proceedings have been instituted or steps taken for the winding-up of Barclays or the appointment of an administrator or receiver in respect of all or any assets of Barclays.

(b)	No law (other than English law) affects any of the conclusions stated in this opinion letter.
Observations
7.	We also make the following observations:
(a)	the searches referred to in paragraph 4 above will not necessarily reveal whether or not a resolution has been passed, an appointment made or proceedings commenced since particulars of such matters are not required to be filed immediately but only within a specified period; and

(b)	we have not conducted a search in any District Registry of the High Court or County Court where applications for administration orders and out of court appointments of administrators may also be filed, and accordingly this opinion is given on the assumption that such searches (if made) would not reveal any circumstances which would require amendment of this opinion.
Benefit of Opinion
8.	We hereby consent to the filing of this opinion with the U.S. Securities and Exchange Commission (the “Commission”) as an exhibit to the Registration Statement relating to the Securities. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission thereunder. Save as aforesaid, this opinion is addressed to you on the understanding that it may not be transmitted to any person for any purpose, or quoted or referred to in any public document or filed with any government agency or other person without our prior written consent.
Yours faithfully
/s/ Lovells LLP

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THE SCHEDULE
1.	The Memorandum and Articles of Association of Barclays and its Certificate of Incorporation and Certificate of Incorporation on Change of Name.

2.	The rules of the Approved ISOP.

3.	The rules of the Unapproved ISOP.

4.	The rules of the ESOS.

5.	The trust deed of the Barclays Group (ESAS) Employees’ Benefit Trust.

6.	The rules of ESAS.

7.	The trust deed of the Barclays Group (PSP) Employees’ Benefit Trust.

8.	The rules of PSP.

9.	The rules of ISP.

10.	The rules of SA PSP.
Lovells